Filed Pursuant to Rule 424(b)(3)
File Number 333-129626
PROSPECTUS SUPPLEMENT NO. 1
to Prospectus declared
effective on December 9, 2005
(Registration No. 333-129626)
ARTISTdirect, Inc.
This Prospectus Supplement No. 1 supplements our Prospectus declared effective on December 9, 2005. The securities that are the subject of the Prospectus have been registered for resale by certain of our investors.
This Prospectus Supplement includes the attached Current Report on Form 8-K of ARTISTdirect, Inc., as filed by us with the Securities and Exchange Commission on February 21, 2006.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is February 22, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 21, 2006
ARTISTdirect, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-30063 (Commission File Number)	95-4760230 (I.R.S. Employer Identification Number)

10900 Wilshire Blvd., Suite 1400 Los Angeles, California (Address of principal executive offices)		90024 (Zip Code)
(310) 443-5360
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.
     Members of the management team of ARTISTdirect, Inc. (the “Registrant”) will present at the Roth Capital Partners 18th Annual “OC” Conference in Dana Point, California on February 21, 2006. The presentation is expected to begin at 4:30 p.m. Pacific Time, and will be available via a live webcast accessible through the Registrant’s website located on the Internet at www.artistdirect.com/company. A copy of the power-point slide presentation to be used by the Registrant at the conference is furnished as Exhibit 99.1. The presentation includes certain numerical measures that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). A reconciliation of non-GAAP measures to the most directly comparable GAAP measures is included as Exhibit 99.2. A link to Exhibit 99.2 is also available on the Registrant’s website located on the Internet at the address indicated above.
     The information in this Item 7.01 and the exhibits attached hereto shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such filing. The furnishing of the information in this Item 7.01 is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information this report contains is material investor information that is not otherwise publicly available.
Item 8.01. Other Events.
     As of February 21, 2006, there are 6,073,225 shares of the Registrant’s common stock, par value $0.01 per share (“Common Stock”), issued and outstanding. The issued and outstanding number of shares of Common Stock has increased from 4,611,149 as of October 31, 2005, as reported by the Registrant in its quarterly report on Form 10-QSB/A filed with the Securities and Exchange Commission on November 23, 2005. The increase in the number of shares of Common Stock issued and outstanding is primarily due to the conversion of a portion of the subordinated debt issued by the Registrant on July 28, 2005.
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits

Exhibit No.	Title

99.1	Power-point slides to be presented at the Roth Capital Partners 2006 “OC” Conference on February 21, 2006.

99.2	GAAP to Non-GAAP reconciliation.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTISTdirect, Inc.
Date: February 21, 2006	By:	/s/ ROBERT N. WEINGARTEN
		Name:	Robert N. Weingarten
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Title

99.1	Power-point slides to be presented at the Roth Capital Partners 2006 “OC” Conference on February 21, 2006.

99.2	GAAP to Non-GAAP reconciliation.

Exhibit 99.1
Roth Capital Partners, Inc. Tuesday, February 21, 2006

Forward-Looking Statements This presentation may contain "forward-looking" statements, which are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, and include words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" or similar expressions that are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are not guarantees of future performance and are subject to substantial risks, uncertainties and assumptions that are difficult to predict. Therefore, ARTISTdirect's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. For a further description of various risks, factors and uncertainties with respect to ARTISTdirect's business, its industry, its plans and its financial results, please refer to our filings with the Securities and Exchange Commission, which can be viewed without charge on the Internet at www.sec.gov.

The Company ARTISTdirect, Inc. (OTCBB: ARTD) is a public digital media company that offers the world's largest brands a uniquely powerful platform to protect and promote their content on the Internet. ARTISTdirect has two operating divisions: ARTISTdirect Internet Group MediaDefender

ARTISTdirect: Strong EBITDA and Growing ARTISTdirect/MediaDefender (pro forma combined/amounts in thousands): Comparing the first three quarters of 2004 to the first three quarters of 2005: a substantial top and bottom line growth trajectory

Experienced Management Team Jon Diamond: CEO (Q3 2003 to Present) Co-Founder, GRP Records (sold to MCA) Founder, N2K (merged with CDNOW) Chairman, CDNOW (sold to Bertelsman) Robert Weingarten: CFO (Q1 2004 to Present) Founder and President, Resource One Group, a financial consulting and advisory firm providing financial and CFO services to public companies for IPOs, restructurings, reorganizations, recapitalizations, financings, mergers and acquisitions, SEC compliance Transactions include: CFO, Youbet.com during preparation for $40 million secondary offering (1998) Led IPO initiative, San Diego-based Fotoball USA (sold to K2 in 2004) President/CFO, Aries Ventures, merged with San Diego-based Cardium Therapeutics (2005) Randy Saaf: CEO, Octavio Herrera: President, MediaDefender Subsidiary Raytheon Corporation, Electronic Warfare Founders, MediaDefender

The ARTISTdirect Internet Group Fourth largest music network on the global Internet, trailing only Yahoo, AOL and MSN Growing Rapidly: 12M Uniques/month Profitable (30% net operating margins) and growing *According to Media Metrix Mission: "The ultimate music destination on the Internet"

MediaDefender: The Industry Choice Mission: "The peer-to-peer platform of the global media industry" Positioned for Growth: Uniquely offers comprehensive protection services on all major P2P networks High Barriers to Entry: Complex development cycle for new networks Proprietary, scalable technology Umbrella patent filed Massive P2P counter-measure infrastructure (1,900 servers unified)

MediaDefender: The Industry Choice MediaDefender pioneered the field, and has a 90% market share:

MediaDefender Strategy Expanding Revenue Base: Increasing content under management per customer Increasing number of customers Expanding sectors covered, i.e., computer software, video games, television content Delivering New Products: Legal enforcement services Business intelligence reports: unique knowledge of every "search" result on P2P networks, resulting in massive data mining capability P2P Marketing and Commerce Services: uniquely delivering the power of global P2P networks to the corporate advertiser community

An Exploding Market Opportunity Broadband Market Penetration - U.S. Home Users Extrapolated by Web Site Optimization, LLC from Neilsen//Net Ratings data) As Broadband access spreads, Internet content consumption grows exponentially and ARTISTdirect platforms grow in demand. 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% Oct-99 Oct-00 Oct-01 Oct-02 Oct-03 Oct-04 Oct-05 Oct-06 Projected Actual

The Virtuous Cycle


MEDIADEFENDER
Advertisers/Campaigns/Media
Consumers
ARTISTDIRECT

-> ARTISTdirect drives advertising campaigns and content to MediaDefender's P2P platform.

-> MediaDefender drives ARTISTdirect materials into a massive population of consumers worldwide, and drives traffic from these consumers back to the ARTISTdirect Network.

-> The traffic attracted to the ARTISTdirect Network allows it to attract premium advertisers and media partners.

ARTISTdirect

11

The Result: A Recurring Revenue Engine Video with advertising pre-roll Contests with user registration E-Commerce Multiple page views 1. Users download content, i.e., Eminem fans 2. Receives perceived value, i.e., exclusive content from ARTISTdirect 3. Generates targeted messages and... 4. Generates substantial revenues and encourages peer redistribution... repeat repeat repeat

Financials

Financials

Financials

Conclusion: The End of the Beginning... The Beginning of a New Era for ARTISTdirect The year ahead: ARTISTdirect Network: Continued growth of the network Continued growth in advertising revenues MediaDefender: Continued growth in core business (music, film) Expansion into television, video games, and software Establish the data mining opportunity Rapidly leverage unique position as the world's largest P2P marketing conduit In 2006, ARTISTdirect will optimize its unique position in the market to maximize the synergy between its internet and P2P platforms.

Exhibit 99.2
ARTISTdirect, Inc.
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
ARTISTdirect, Inc.’s presentation includes “Adjusted EBITDA”, which is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA is a non-GAAP financial measure that represents earnings before net interest expense, provision for income taxes, depreciation and amortization, as well as certain other charges, including stock-based compensation, loss on disposal of property and equipment and impairment losses, litigation costs and corporate transaction costs. Management excludes these items in assessing financial performance, primarily due to their non-operational nature or because they are outside of the Company’s normal operations. The Company has provided this information because it believes that it is useful to investors in understanding the Company’s financial condition and results of operations. A reconciliation of the non-GAAP financial measures to the most directly comparable measures calculated in accordance with GAAP is attached as Exhibit 99.2.
Management of the Company believes that Adjusted EBITDA enhances an overall understanding of the Company’s financial performance by investors because it is frequently used by securities analysts and other interested parties in evaluating companies in the Company’s industry segment. In addition, management believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry segment because the calculation of Adjusted EBITDA eliminates the accounting effects of financing costs, income taxes and capital spending, which items may vary for different companies for reasons unrelated to overall operating performance.
However, Adjusted EBITDA is not a recognized measurement under GAAP, and when analyzing the Company’s operating performance, investors should use Adjusted EBITDA in addition to, and not as an alternative for, income (loss) from operations, income (loss) before income taxes, and net income (loss), or any other measure utilized in determining the Company’s operating performance that is calculated in accordance with GAAP. Because Adjusted EBITDA is not calculated in accordance with GAAP, it may not be comparable to similarly-titled measures utilized by other companies. Furthermore, Adjusted EBITDA is not intended to be a measure of the Company’s free cash flow, as it does not consider certain ongoing cash requirements, such as a required debt service payments and income taxes.
The tables shown below provide a reconciliation of Net Income (Loss) to Adjusted EBITDA.

Reconcilation of Net Income (Loss) to Adjusted EBITDA ($000)
ARTISTdirect/MediaDefender

	Nine Months Ended
	September 30,
	2005	2004

Pro Forma Condensed Consolidated Net Loss	$(2,287)	$(3,395)
Plus:
Loss on disposal of property and equipment	—	118
Stock-based compensation	47	7
Interest expense, net	2,635	2,650
Depreciation	321	462
Amortization of deferred financing costs	654	654
Amortization of non-compete agreements	347	347
Amortization of customer relationships	564	564
Amortization of proprietary technology	1,900	1,900
Provision for income taxes	1,117	352

Adjusted EBITDA	$5,298	$3,659

MediaDefender

	Years Ended		Six Months Ended
	December 31,		June 30,
	2003	2004	2003	2004

Net Income — as reported	$1,147	$2,023	$1,573	$1,849
Plus:
Litigation, impairment and other costs	89	2,344	436	240
Depreciation	345	347	176	164
Provision for income taxes	789	1,334	1,051	1,234

Adjusted EBITDA	$2,370	$6,048	$3,236	$3,487

ARTISTdirect, Inc. and Subsidiaries
Pro Forma Condensed Consolidated Statement of Operations ($000)
For the Nine Months Ended September 30, 2005

					Pro Forma
	ARTISTdirect	MediaDefender	Adjustments		Total

Net revenue:
E-Commerce	$1,890	$—	$—		$1,890
AD Network	4,085	—	—		4,085
MediaDefender	—	9,002	—		9,002

Total net revenue	5,975	9,002	—		14,977

Cost of revenue:
E-Commerce	1,634	—	25	a	1,659
AD Network	2,097	—	46	a	2,143
MediaDefender	—	2,775	1,900	b	4,675

Total cost of revenue	3,731	2,775	1,971		8,477

Gross profit	2,244	6,227	(1,971)		6,500
Operating expenses:
Sales and marketing	137	—	564	c	701
General and administrative	2,134	771	347	d	3,252
			381	e	381
Corporate transaction costs	—	237	(237)	f	—
Litigation costs	—	62	(62)	f	—
Stock-based compensation	47	—	—		47
Depreciation	71	—	(71)	a	—
Amortization	33	—	(33)	d	—

Income (loss) from operations	(178)	5,157	(2,860)		2,119
Interest income	14	21	—		35
Interest expense	(521)	(3)	(2,146)	g	(2,670)
Amortization of deferred financing costs	(254)	—	(400)	h	(654)

Income (loss) before income taxes	(939)	5,175	(5,406)		(1,170)
Provision for income taxes	—	2,041	(924)	i	1,117

Net income (loss)	$(939)	$3,134	$(4,482)		$(2,287)

Notes:

a)	Adjustment to reclass amortization of ARTISTdirect depreciation into cost of sales

b)	Adjustment to record amortization of proprietary technology

c)	Adjustment to record amortization of customer relationships

d)	Adjustment to record amortization of non-compete agreements

e)	Adjustment to record the increase in G&A expense due to new employment contracts

f)	Adjustment to eliminate corporate transaction costs and litigation

g)	Adjustment to record interest expense on senior and subordinated notes payable, including warrant amortization

h)	Adjustment to record amortization of deferred financing costs

i)	Adjustment to present consolidated provision for income taxes

ARTISTdirect, Inc. and Subsidiaries
Pro Forma Condensed Consolidated Statement of Operations ($000)
For the Nine Months Ended September 30, 2004

					Pro Forma
	ARTISTdirect	MediaDefender	Adjustments		Total

Net revenue:
E-Commerce	$2,198	$—	$—		$2,198
AD Network	1,310	—	—		1,310
MediaDefender	—	8,060	—		8,060

Total net revenue	3,508	8,060	—		11,568

Cost of revenue:
E-Commerce	1,804	—	69	a	1,873
AD Network	503	—	128	a	631
MediaDefender	—	2,789	1,900	b	4,689

Total cost of revenue	2,307	2,789	2,097		7,193

Gross profit	1,201	5,271	(2,097)		4,375
Operating expenses:
Sales and marketing	111	—	564	c	675
General and administrative	1,939	539	347	d	2,825
			489	e	489
Stock-based compensation	7	—	—		7
Corporate transaction costs	—	499	(499)	f	—
Depreciation	197	—	(197)	a	—
Litigation	—	40	(40)	f	—

Income (loss) from operations	(1,053)	4,193	(2,761)		379
Loss on disposal of property and equipment	—	(118)	—		(118)
Interest income	19	2	—		21
Interest expense	—	(1)	(2,670)	g	(2,671)
Amortization of deferred financing costs	—	—	(654)	h	(654)

Income (loss) before income taxes	(1,034)	4,076	(6,085)		(3,043)
Provision for income taxes	—	1,631	(1,279)	i	352

Net income (loss)	$(1,034)	$2,445	$(4,806)		$(3,395)

Notes:

a)	Adjustment to reclass amortization of ARTISTdirect depreciation into cost of sales

b)	Adjustment to record amortization of proprietary technology

c)	Adjustment to record amortization of customer relationships

d)	Adjustment to record amortization of non-compete agreements

e)	Adjustment to record the increase in G&A expense due to new employment contracts

f)	Adjustment to eliminate corporate transaction costs and litigation

g)	Adjustment to record interest expense on senior and subordinated notes payable, including warrant amortization

h)	Adjustment to record amortization of deferred financing costs

i)	Adjustment to present consolidated provision for income taxes